Mail Stop 3561

May 8, 2006

<u>BY U.S. Mail and Facsimile [ (952) 294 - 1310 ]</u>

Ms. Diana Garvis Purcel
  Chief Financial Officer
FAMOUS DAVE'S OF AMERICA, INC.
12701 Whitewater Drive, Suite 200
Minnetonka, MN  55343

      **Re:**    **Famous Dave's of America, Inc.**
             **Form 10-K for Fiscal Year Ended January 1, 2006**
             **File No. 0-21625**

Dear Ms. Purcel:

      We have completed our review of your Form 10-K and have no further comments at this time.

                  Sincerely,


                  David R. Humphrey
                  Accounting Branch Chief